March 14, 2008

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:	Michael McTiernan Kristina Aberg Mail Stop 4561

RE:	First Real Estate Investment Trust of New Jersey
Form 10-K
Filed January 14, 2008
File No. 000-25043

Ladies and Gentlemen:

This letter sets forth the responses of First Real Estate Investment Trust of New Jersey (the “Trust”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), in the Staff’s comment letter dated February 20, 2008, with respect to the Trust’s Form 10-K referenced above.

The applicable comments and responses are set forth below.  The comment numbers correspond to the comment numbers set forth in the February 20, 2008 letter issued by the Staff.  Terms used herein without definition, shall have the same meaning assigned to them in the Form 10-K.

Cover Page

1.
Comment– Please correct the file number on your Form 10-K cover page to reflect the accurate file number for your filings made pursuant to the Securities Exchange Act of 1934, as amended.  This may be located by accessing your filings on the SEC’s website at www.sec.gov.

Response– We have noted that our correct file number is “File No. 000-25043” and have made this correction beginning with a Current Report on Form 8-K which was filed with the SEC on March 10, 2008 and the Trust’s Quarterly Report on Form 10-Q which was filed with the SEC on March 11, 2008.

Item 1, Business, page 3

2.	Comment– Please include the disclosure required by Item 101(e) of Regulation S-K.

Response– The Trust historically has not had, nor does the Trust currently have, an Internet website.  The following disclosure was included as part of the Trust’s proxy statement, which was filed with the SEC on February 28, 2008:

THE TRUST SUBMITS TO THE SECURITIES AND EXCHANGE COMMISSION AN ANNUAL REPORT ON FORM 10-K.  AS THE TRUST DOES NOT CURRENTLY HAVE AN INTERNET WEBSITE, COPIES OF THE ANNUAL REPORT ON FORM 10-K, ALONG WITH THE TRUST’S OTHER PERIODIC AND CURRENT REPORTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS THERETO, WILL BE FURNISHED WITHOUT CHARGE UPON WRITTEN REQUEST RECEIVED FROM ANY HOLDER OF RECORD OR BENEFICIAL OWNER OF SHARES OF THE TRUST.  REQUESTS SHOULD BE DIRECTED TO SHAREHOLDER RELATIONS, FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY, 505 MAIN STREET, P.O. BOX 667, HACKENSACK, NEW JERSEY 07602.

The Trust acknowledges that regulations applicable to it require the Trust to create an Internet website to be available with respect to the 2009 proxy season.

Item 1A, Risk Factors, page 9

3.
Comment– Please include a separate discussion of risk factors under Item 1A.  We refer you to Item 503(c) of Regulation S-K and note that this disclosure should not be incorporated by reference to another section of your annual report on Form 10-K.  Please avoid merely identifying generic risks applicable to all real estate companies and instead identify how each risk affects you.

Response– A separate discussion of risk factors, including a discussion of how such risk factors specifically affect the Trust, has been included under Item 1A, “Risk Factors,” in the Trust’s Quarterly Report on Form 10-Q which was filed with the SEC on March 11, 2008.  We will also include any material changes to this information in the Trust’s subsequent Quarterly Reports on Form 10-Q and the complete discussion of risk factors, revised as appropriate, in the Trust’s Annual Report on Form 10-K for its fiscal year ending October 31, 2008, and in subsequent Annual Reports on Form 10-K filed by the Trust.

Item 2, Properties, page 10

4.
Comment– Please revise your residential and commercial property tables to include average annual rent per unit or square foot, as the case may be.  In addition, with respect to your commercial portfolio, please include a 10-year lease expiration table that includes number of tenants, square footage covered by expiring leases, annual rent of such leases and the percentage of total annual rent represented by such leases.

Response– The additional information requested by the Staff has been included under Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Trust’s Quarterly Report on Form 10-Q which was filed with the SEC on March 11, 2008.  We will also include this information, updated as may be necessary or appropriate, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Trust’s subsequent Quarterly Reports on Form 10-Q for its fiscal year ending October 31, 2008 and Annual Reports on Form 10-K, commencing with the Trust’s Annual Report on Form 10-K for the fiscal year ending October 31, 2008.

Item 5, Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 13

5.
Comment– Please include the disclosure required by Item 201(d) and (e) of Regulation S-K.  Please note that information required to be disclosed in Part II of Form 10-K may not be incorporated by reference to your annual meeting proxy statement.  We refer you to Instruction G to Form 10-K.

Response– The Answer to Question 4.01 of the “Questions and Answers of General Applicability” (Last Updated: March 13, 2007) (www.sec.gov/divisions/corpfin/
guidance/execcomp201interp.htm) provides as follows:

Answer: The Item 201(d) disclosure should be included in Part III, Item 12 of Form 10-K. An issuer may rely on General Instruction G.3. to Form 10-K to incorporate by reference the Item 201(d) disclosure from its proxy statement or information statement, even if the issuer did not submit a compensation plan for security holder action at its annual meeting of security holders. See interpretive letter to American Bar Association (Jan. 30, 2004). [March 13, 2007]

In accordance therewith, we have relied on General Instruction G.3. to Form 10-K and have incorporated by reference from our proxy statement, which was filed with the SEC on February 28, 2008, the Item 201(d) disclosure for purposes of our response to Part III, Item 12 of Form 10-K.

Instruction 7 to Item 201 of Regulation S-K (as well as the Answer to Question 5.05 of the “Questions and Answers of General Applicability”) provides that the performance graph required by Item 201(e) need not be provided in any filings other than an annual report to security holders that precedes or accompanies a registrant’s proxy statement relating to an annual meeting of security holders at which directors are to be elected.  In accordance therewith, we have included the disclosure required by Item 201(e) in our annual report to shareholders to be delivered along with our proxy statement which was filed with the SEC on February 28, 2008.

Item 7, Management’s Discussion and Analysis

Overview, page 15

6.
Comment– Please expand your discussion on page 15 to discuss any known trends regarding the factors identified that may have a material detrimental impact on your revenue, earnings and cash flow.  We refer you to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response– An expanded discussion with respect to known trends regarding the factors identified that may have a material impact on the Trust’s revenue, earnings and cash flow, consistent with Item 303 of Regulation S-K and SEC Release No. 33-8350, has been included under Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Trust’s Quarterly Report on Form 10-Q which was filed with the SEC on March 11, 2008.  We will continue to address and provide a reasonably detailed discussion regarding such trends, as applicable, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Trust’s subsequent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K pursuant to the requirements of Regulation S-K and guidance issued by the Staff.

Net Investment Income, page 21

7.	Comment– Please advise us how the loans made to family members of Robert S. Hekemian comply with Section 13(k) of the Exchange Act.

Response– Section 13(k) of the Exchange Act prohibits “personal loans” to or for any director or executive officer (or equivalent thereof) of an issuer.  Because the loans made to the employees of Hekemian & Co., Inc. (“Hekemian & Co.”), including the adult sons and brother-in-law of Robert S. Hekemian, were for a business purpose, such loans are not prohibited by Section 13(k) of the Exchange Act.

Robert S. Hekemian, Chairman of the Board and Chief Executive Officer of the Trust, and his adult sons, Robert S. Hekemian, Jr., Trustee of the Trust, Bryan S. Hekemian and David B. Hekemian, are the sole shareholders of Hekemian & Co., Inc. (“Hekemian & Co.”).  Hekemian & Co. serves as managing agent for the Trust and currently manages all properties owned by the Trust and certain subsidiaries or affiliates of the Trust, with one exception.

Further, Hekemian & Co. is not required to offer potential acquisition properties exclusively to the Trust before acquiring those properties for Hekemian & Co.’s own account or for the account of others, including shareholders and employees of Hekemian & Co.

Section 13(k) specifically provides that it shall be unlawful for any issuer, directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer.  The prohibition in Section 13(k) applies to an extension of credit in the form of a “personal loan.”

A loan is not a “personal loan” if the primary purpose of the loan, from the perspective of the issuer, is to advance the business of the issuer (other than merely benefiting employees and directors of the issuer).  Because Hekemian & Co. is under no obligation to bring investment opportunities to the Trust, in order to induce Hekemian & Co. to bring such investment opportunities to the Trust, and thereby advance the business of the Trust and the overall value provided to its shareholders, the loans to principals of Hekemian & Co., including family members of Robert S. Hekemian, were deemed necessary and for a legitimate “business purpose.”  Consequently, such loans fall outside the prohibitions contained in Section 13(k).

In connection with the responses provided above, the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Inasmuch as disclosure responsive to all of the Staff’s comments (other than with respect to Comment 7 which is addressed herein) has been included in the Trust’s proxy statement, annual report to shareholders or Quarterly Report on Form 10-Q for the quarter ended January 31, 2008, the Trust does not believe that it is necessary to amend its Annual Report on Form 10-K for the fiscal year ended October 31, 2007 and respectfully requests that the Staff concur in this position.

Should you have any comments or questions with regard to the information contained herein, please do not hesitate to contact me at (201) 488-6400.  Thank you for your attention to this matter.

Very truly yours,

First Real Estate Investment Trust of New Jersey

By: /s/ Robert S. Hekemian

Robert S. Hekemian
Chairman and Chief Executive Officer

cc:           Allan Tubin
John A. Aiello, Esq.